                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                       Boron, LePore & Associates, Inc.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                  10001P 10 2
                                  -----------
                                (CUSIP Number)



                                  __________
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CUSIP No.  10001P 10 2                13G                      Page 2 of 5 Pages
           -----------                                         -----------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gregory F. Boron

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            721,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             721,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      721,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
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CUSIP No.  10001P 10 2                13G                      Page 3 of 5 Pages
           -----------                                         -----------------

Item 1(a). Name of Issuer:

           Boron, LePore & Associates, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           17-17 Route 208 North, Fair Lawn, NJ 07410

Item 2(a). Name of Person Filing:

           Gregory F. Boron

Item 2(b). Address of Principal Business Office or, if none, Residence:

           17-17 Route 208 North, Fair Lawn, NJ 07410

Item 2(c). Citizenship:

           U.S.A.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

           10001P 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), chech whether the person filing is a:

           Not applicable

Item 4.    Ownership.

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable,
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CUSIP No.  10001P 10 2                13G                      Page 4 of 5 Pages
           -----------                                         -----------------

exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:

          721,333
          -----------------------------------------------------------------

     (b)  Percent of class:

          5.7%
          -----------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote  721,333
                                                         --------------------

          (ii)  Shared power to vote or to direct the vote  0
                                                           ------------------

          (iii) Sole power to dispose or to direct the disposition of 721,333
                                                                      -------

          (iv)  Shared power to dispose or to direct the disposition of  0
                                                                        -----

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification

         Not applicable.
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CUSIP No.  10001P 10 2                13G                      Page 5 of 5 Pages
           -----------                                         -----------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           1/28/99
                                              ----------------------------------
                                                            Date

                                                    /s/ Gregory F. Boron
                                              ----------------------------------
                                              Gregory F. Boron